SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 7, 2026.

To

Securities and Exchange Commission of Brazil (CVM)

Superintendence of Corporate Relations

Company Monitoring Management 1

At.:       Nilza Maria Silva de Oliveira

Manager

Maria Luisa Azevedo Wernesbach

Federal Capital Market Inspector

C/C: Listing and Issuer Supervision Superintendence of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; diane.freo@b3.com.br

Ref.: Request for clarification regarding news – CVM Proceeding No. 19957.004980/2026-96

Dear Sirs,

In response to Official Letter No. 135/2026/CVM/SEP/GEA-1 (“Official Letter”), attached to this reply, Braskem S.A. (“Braskem” or the “Company”) presents the following clarifications regarding the news item published on April 5, 2026, in Lauro Jardim’s column of the newspaper O Globo, under the title: “On the verge of filing for Out-of-Court Restructuring, Braskem seeks distance from the Bahia Judiciary”, which contains the following statements:

“Braskem is preparing to file for an Out-of-Court Restructuring. That is hardly surprising given the company’s level of indebtedness.

Before that, however, one important step: it will change the company’s legal domicile from Salvador to São Paulo.”

As disclosed by the Company in the Notice to the Market released on April 2, 2026, the work is still ongoing on a comprehensive diagnosis of economic and financial alternatives aimed at optimizing its capital structure, as disclosed in the Material Fact dated September 26, 2025. In the course of this work, the Company and its advisors are assessing different alternatives to address the matter, including potential creditor protection measures. Nevertheless, we clarify that, as of this date, there is no decision regarding which alternative (or set of alternatives) will be implemented.

1

The proposal to change the Company’s legal venue will be submitted for approval by the shareholders at the Extraordinary General Meeting, as informed on the Call Notice released on March 26, 2026, to be held on April 27, 2026 (“EGM”). The rationale for such proposal is public and known by the shareholders and the market and is set forth in the Management Proposal for the EGM, filed with the CVM’s IPE System and published on the Company’s Investor Relations website on March 25, 2026.

Provided the clarifications regarding the matter, we remain available to provide any additional clarifications.

Sincerely,

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.